UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INDEX TO EXHIBITS
SIGNATURES
EX-99.1 STATEMENT RELEASED TO MARKET DATED 5 AUGUST 2004
EX-99.2 RESPONSE TO ASX PRICE QUERY DATED 13 AUGUST 2004
EX-99.3 ASX RELEASE DATED 26 AUGUST 2004
EX-99.4 STATEMENT RELEASE TO MARKET DATED 27 AUGUST 2004
EX-99.5 ASX RELEASE DATED 31 AUGUST 2004
EX-99.6 ASX RELEASE DATED 31 AUGUST 2004

INDEX TO EXHIBITS

ITEM

1.	Statement released to Market dated 5 August 2004

2.	Metal Storm response to ASX Price Query dated 13 August 2004

3.	ASX release “Notice of Listed Option Expiry” dated 26 August 2004

4.	Statement released to Market dated 27 August 2004

5.	ASX release “Metal Storm Selected by the US Navy for Anti-RPG Feasibility Study” dated 31 August 2004

6.	ASX release “Metal Storm Reports Half Year 2004 Financial Results” dated 31 August 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

(Registrant)

Date September 8, 2004	By	/S/ Sylvie Moser-Savage
(Signature)
	Name	Sylvie Moser-Savage
	Title	Company Secretary